FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, April 18, 2008

FAIRFAX FILES UNIVERSAL SHELF PROSPECTUS

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it has filed a preliminary short form base shelf prospectus with the Canadian securities regulatory authorities.

The filing is intended to replace Fairfax’s existing shelf prospectus.  It is expected that upon a receipt being issued for the final short form prospectus, Fairfax’s existing shelf prospectus will be withdrawn.  The shelf prospectus will allow Fairfax to offer from time to time over a 25-month period up to U.S.$1.0 billion of debt, equity or other securities.  Should Fairfax offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.

A receipt for the final short form base shelf prospectus has not yet been obtained from the Canadian securities regulatory authorities and the shelf registration statement has not become effective. Prior to the time a receipt is issued by the Canadian securities regulatory authorities for the final short form base shelf prospectus and the shelf registration statement becomes effective, no securities may be sold, nor may offers to buy be accepted, pursuant to these documents.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946